Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

November 22, 2011

Pamela A. Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Euramax International, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 21, 2011

File No. 333-176561

Dear Ms. Long:

This letter sets forth the response of Euramax International, Inc. (the “Corporation” or “Euramax”) to the comment letter, dated November 4, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Euramax’s Registration Statement on Form S-4 filed on August 30, 2011 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from Amendment No. 1 to the Registration Statement.

General

1.               Please note that any comments regarding your confidential treatment request will be sent under separate cover and we will not consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:

The Corporation acknowledges the Staff’s comment and confirms that the Corporation will not submit a request for acceleration of effectiveness of the Registration Statement until all issues concerning the confidential treatment request have been resolved.

Summary Historical Consolidated Financial Data, page 17

2.               We have read your response to comment seven in our letter dated September 26, 2011 and note the revision made to page 18.  Please tell us if management’s calculation of

Adjusted EBITDA is the same as that used in the calculation of certain of the covenants under your debt instruments.  If so, it is not clear that non-recurring consulting, legal and professional fees, as well as non-recurring gains and losses are contemplated by the definition of Adjusted EBITDA as set forth in Exhibit 10.1.  Please explain.

Response:

Management’s calculation of Adjusted EBITDA in the Registration Statement is the same as that used in the calculation of the covenants contained in the Indenture governing the notes (filed as exhibit 4.1 to the Registration Statement), the Corporation’s Senior Unsecured Loan Facility (filed as exhibit 10.4 to the Registration Statement), and the Corporation’s ABL Credit Facility (filed as exhibit 10.1 to the Registration Statement).

In particular, the ABL Credit Facility contemplates that Adjusted EBITDA will be calculated on an annual basis after adding back non-recurring consulting, legal and professional fees as well as non-recurring gains and losses. The equivalent of Adjusted EBITDA in the ABL Credit Facility is “Consolidated Adjusted EBITDA,” which is defined as the sum of (i) “Consolidated Net Income” and (ii) certain other income and expense items, which include in paragraph (g) of the definition, “any extraordinary gain or loss, and any unusual or non-recurring charges (including severance, relocation costs and one-time compensation charges and including restructuring charges or reserves including costs related to closure of facilities . . .” (emphasis added).  The reference to non-recurring gains and losses in the Registration Statement’s definition of Adjusted EBITDA is covered by “non-recurring charges” in paragraph (g) of the definition of “Consolidated Adjusted EBITDA” in the ABL Credit Facility.  In all periods presented, the Corporation had no non-recurring gains.  Further, “Consolidated Net Income” under the ABL Credit Facility excludes, among other things, in paragraph (i) of its definition, the effect of “any non-recurring expenses or charges incurred in connection with any issuance of Indebtedness, equity securities or any refinancing transaction (including those expenses or charges incurred in connection with the Transactions . . .” (emphasis added).  The reference to non-recurring consulting, legal and professional fees in the Registration Statement’s definition of Adjusted EBITDA is covered by “non-recurring expenses or charges” in paragraph (i) of the definition of “Consolidated Net Income” under the ABL Credit Facility, which is included as part of the calculation of “Consolidated Adjusted EBITDA.”  For the Corporation’s fiscal years ended December 26, 2008, December 25, 2009 and December 31, 2010, non-recurring consulting, legal and professional fees were related to the Corporation’s refinancing transactions and issuance of indebtedness and equity securities.  For the Corporation’s fiscal year ended December 28, 2007, non-recurring consulting, legal and professional fees are covered by “non-recurring charges” in paragraph (g) of the definition of “Consolidated Adjusted EBITDA” under the ABL Credit Facility.

Additionally, the Indenture and the Senior Unsecured Loan Facility also contemplate that Adjusted EBITDA will be calculated on an annual basis after adding back non-recurring consulting, legal and professional fees as well as non-recurring gains and losses.  The equivalent of Adjusted EBITDA in the Indenture is “Consolidated Cash Flow,” which is defined as the sum of (i) “Consolidated Net Income” and (ii) certain other income and expense items, which include in paragraph (7) of the definition, “any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, to the extent deducted in computing such Consolidated Net Income” (emphasis added).  Further, “Consolidated Net Income” under the Indenture excludes, among other things, in paragraph (12) of its definition, the effect of “any fees and expenses incurred during such period, or any amortization or writeoff thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, financing transaction or amendment or modification of any debt instrument . . .” (emphasis added).

The definition of Adjusted EBITDA (“Consolidated Cash Flow”) in the Senior Unsecured Loan Facility is virtually identical to the definition contained in the Indenture.

In response to the Staff’s comment, the Corporation has clarified on pages 18, 19, and 82 of the Amended Registration Statement that the presentation of Adjusted EBITDA in the Amended Registration Statement is the same as the calculation of Adjusted EBITDA in the Indenture, the Senior Unsecured Loan Facility and the ABL Credit Facility.

Management’s Discussion and Analysis, page 59

Liquidity and Capital Resources, page 76

3.               We have read your revision to pages 80-81 in response to comment 10 in our letter dated September 26, 2011.  You state on page 80 that non-compliance with the covenants under the indenture governing the exchange notes could result in an event of default under the indenture and, under certain circumstances, a requirement to immediately repay all amounts outstanding under the notes and could trigger a cross-default under your senior secured credit facilities or other indebtedness you may incur in the future.  However, on page 81 you state the fixed charge coverage ratio and the secured debt ratio under the indenture limit only your ability to incur additional indebtedness and that there are no events of default or other penalties incurred as a result of not meeting the minimum or exceeding the maximum ratios.  Because you have not met the required ratios under the indenture, please explain these apparent contradictory statements.

Response:

In response to the Staff’s comment, the Corporation respectfully advises the Staff that certain provisions of the Indenture and the Senior Unsecured Loan Facility permit the Corporation to incur indebtedness or make restricted payments so long as the Fixed Charge Coverage Ratio or the Secured Debt Ratio is satisfied, as applicable.  However, the Corporation is not required to maintain a minimum Fixed Charge Coverage Ratio or a maximum Secured Debt Ratio at all times or even at regular intervals.  Rather, the Corporation only needs to comply with these ratios when the Corporation affirmatively seeks to incur additional indebtedness or make restricted payments, and even then, only when other provisions in the Indenture or the Senior Unsecured Loan Facility are not available to the Corporation to incur indebtedness or make restricted payments.  In the event that the Corporation does not satisfy these ratios, the Corporation may still incur indebtedness or make restricted payments, and no event of default shall arise, so long as such indebtedness or restricted payment is permitted under other provisions in the Indenture and the Senior Unsecured Loan Facility that do not rely on such ratios.  As of September 30, 2011, there were no events of default or other penalties incurred as a result of the Corporation not meeting the minimum Fixed Charge Coverage Ratio or exceeding the maximum Secured Debt Ratio, because the Corporation did not incur any additional indebtedness or make any restricted payments pursuant to the provisions in the Indenture and the Senior Unsecured Loan Facility that rely on such ratios.  The Corporation has revised the disclosure on pages 81 and 83 of the Amended Registration Statement to clarify that the Corporation is subject to these ratios, but is not subject to any event of default even if the ratios are not satisfied, so long as (and to the extent that) the Corporation takes no action to incur additional indebtedness or make restricted payments in reliance on the ratios.

Exhibit 5.1 — Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

4.               We note the revised opinion in response to comment 30 in our letter dated September 26, 2011.  Please have counsel further revise clause (ii) in the second full paragraph on page two of the opinion to expand the parenthetical clause “(other than the Company)” to also include the Guarantors.

Response:

In response to the Staff’s comments, the Corporation has caused counsel to revise its opinion on page 2 of Exhibit 5.1 filed with the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:                                 Dieter King, Securities and Exchange Commission

Era Anagnosti, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

Jenn Do, Securities and Exchange Commission

Mitchell Lewis, Euramax International, Inc.

R. Scott Vansant. Euramax International, Inc.

Kevin Miller, Euramax International, Inc.